Exhibit 99.113

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1       State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares and proportionate voting shares of Fire & Flower Holdings Corp. (“FAF”)

The address of the head office of FAF is:

130 King Street West, Suite 2500, Toronto, Ontario, M5X 1C8

1.2       State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable. The common shares of FAF were acquired pursuant to the Share Purchase Agreement (as defined below).

Item 2 – Identity of the Acquiror

2.1       State the name and address of the acquiror.

Green Acre Capital Fund II (Canada) LP, Green Acre Capital Fund II (Listed) LP and Green Acre Capital Fund II (Non-Resident) LP (collectively, the “Green Acre Entities”)

2 Bloor St. W., Suite 1805,Toronto, Ontario, M4W 3E2

2.2       State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On December 1, 2020, pursuant to an arm’s length share purchase agreement (the “Share Purchase Agreement”), FAF acquired all of the outstanding shares of Friendly Stranger Holdings Corp. (“FSHC”) from FSHC’s shareholders including the Green Acre Entities in exchange for common shares of FAF.

Pursuant to the Share Purchase Agreement, the Green Acres Entities were issued an aggregate of 14,852,830 common shares of FAF at a deemed value of $0.8034 per common share representing 7% of the outstanding common shares of FAF.

At completion of the Share Purchase Agreement, there were 211,630,731 FAF common shares issued and outstanding on a non-diluted basis.

2.3       State the names of any joint actors.

N/A

Item 3 – Interest in Securities of the Reporting Issuer

3.1       State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See Item 2.2 above.

3.2       State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

See Item 2.2 above.

3.3       If the transaction involved a securities lending arrangement, state that fact.

N/A

3.4       State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to the closing of the transaction contemplated by the Share Purchase Agreement, the Green Acre Entities held convertible debentures of FAF in the principal amount of $8,000,000 (the “Convertible Debentures”) which are convertible into 16,000,000 common shares of FAF at a price of $0.50 per share representing 7% of the outstanding common shares of FAF (including the common shares to be issued upon conversion of the Convertible Debentures). Pursuant to the terms of the Share Purchase Agreement, the Green Acre Entities have acquired control of an aggregate of 14,852,830 common shares of FAF at a deemed value of $0.8034 per share representing 7% of the outstanding shares and, upon conversion of the Convertible Debentures, the Green Acre entities will control an aggregate of 30,852,830 common shares of FAF representing 13.6% of the outstanding common shares of FAF (including the common shares to be issued upon conversion of the Convertible Debentures).

3.5       State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a) the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.4 above.

(b) the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

N/A

(c) the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

N/A

3.6       If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

N/A

3.7       If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

N/A

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

N/A

3.8       If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

N/A

Item 4 – Consideration Paid

4.1       State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2 above.

4.2       In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 2.2 above.

4.3       If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2 above.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b) a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e) a material change in the present capitalization or dividend policy of the reporting issuer;

(f) a material change in the reporting issuer’s business or corporate structure;

(g) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j) a solicitation of proxies from securityholders;

(k) an action similar to any of those enumerated above.

The Green Acre Entities acquired the securities for investment purposes and may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over securities of FAF through market transactions, private agreements, treasury issuances, exercise of warrants or otherwise.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

N/A

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

N/A

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

N/A

Item 9 – Certification

The acquiror must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the acquiror, certify, or I, as the agent filing the report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: December 4, 2020

GREEN ACRE CAPITAL FUND II (CANADA) LP, BY ITS

GENERAL PARTNER, GREEN ACRE CAPITAL FUND II

(CANADA) INC.

Signature:	“Matt Shalhoub”
Name: Matt Shalhoub
Title: President

GREEN ACRE CAPITAL FUND II (LISTED) LP, BY ITS

GENERAL PARTNER, GREEN ACRE CAPITAL FUND II

(LISTED) INC.

Signature:	“Matt Shalhoub”
Name: Matt Shalhoub
Title: President

GREEN ACRE CAPITAL FUND II (NON-RESIDENT) LP, BY

ITS GENERAL PARTNER, GREEN ACRE CAPITAL

FUND II (NON-RESIDENT) INC.

Signature:	“Matt Shalhoub”
Name: Matt Shalhoub
Title: President